EXHIBIT D.1
                            COMMONWEALTH OF MASSACHUSETTS

                            DEPARTMENT OF PUBLIC UTILITIES






                                       PETITION OF
                    WESTERN MASSACHUSETTS ELECTRIC COMPANY ("WMECO")
                           WITH RESPECT TO THE ORGANIZATION OF A
                 WHOLLY OWNED SUBSIDIARY IN CONJUNCTION WITH AN ACCOUNTS
              RECEIVABLE PURCHASE AND SALE PROGRAM AND RELATED TRANSACTIONS

                                       D.P.U. _____




I.      Introduction

        This is a Petition by Western Massachusetts Electric Company ("WMECO" or the "Company"), an electric company duly organized and existing under the laws of the Commonwealth and subject to the jurisdiction of the Massachusetts Department of Public Utilities (the "Department") under Massachusetts General Laws Chapter 164 for approval by the Department under <section> 17A of such Chapter of proposed transactions relating to an accounts receivable purchase and sale program. The proposed transactions include the formation by WMECO of a wholly owned special purpose subsidiary, the making of initial and future capital contributions to the subsidiary and the acquisition by WMECO of the capital stock of the subsidiary. As set forth in paragraphs 12 and 13 below, WMECO may use the proposed transactions to accelerate its receipt of anticipated cash collections from certain accounts receivable, thereby assisting WMECO to meet its short term cash needs.{1}

        As explained in greater detail below, the proposed purchase and sale program will not have any effect on WMECO's provision of service to the public nor will it cause an increase in the rates WMECO charges its customers. Furthermore, WMECO does not expect its customers to experience any change in the procedures to collect on outstanding accounts. Thus, the Company believes that its implementation of the proposed program is in the public interest.

II.     Description of Proposed Transactions

        1. WMECO proposes to organize a wholly owned special purpose corporation to be known as WMECO Receivables Corporation ("WRC") for the sole purpose of purchasing certain categories of WMECO's accounts receivable and related assets, as described below. A draft of WRC's Certificate of Incorporation will be filed by amendment as Exhibit A, and a draft of the Bylaws of WRC will be filed by amendment as Exhibit B. WMECO will subscribe to and purchase all of WRC's Common Stock at a price yet to be determined which will be at least sufficient to meet WRC's initial equity capital requirements, including the organizational expenses of WRC. All or part of such purchase price may be paid by the transfer by WMECO to WRC of accounts receivables of WMECO. A copy of WMECO's authorizing resolution for these transactions is attached hereto as Exhibit C. All fees, commissions and expenses expected to be paid or incurred by WMECO in connection with the creation of WRC are listed in Exhibit D.

        2. The Company entered into a Receivables Purchase and Sale Agreement (the "Existing Agreement") dated Septemer 11, 1996 with Monte Rosa Capital Corporation (the "Purchaser") and Union Bank of Switzerland, New York Branch (the "Agent") under which the Company may sell (from time to time in its discretion and subject to the satisfaction of certain conditions precedent) fractional, undivided ownership interests expressed as a percentage ("Undivided Interests") in (i) certain billed and unbilled indebtedness of customers ("Receivables") and (ii) certain related assets, including any security or guaranty for any Receivables, all collections thereon, and related records and software (the "Related Assets"). The Purchaser is a special purpose Delaware corporation which acquires receivables and other assets and issues commercial paper (and draws on its bank facilities) to finance these acquisitions. The Agent will act as agent for the Purchaser for transactions under the Existing Agreement. As of the date of this filing, the Company has not made any sales under the Existing Agreement.

        3. When originally executed, the Existing Agreement contemplated that any transfers of Receivables thereunder would be accounted for as sales under generally accepted accounting principles, and WMECO desires to continue this accounting treatment for its financial reporting. In order for such transfers made on or after January 1, 1997 to be so treated, they must comply with the requirements of Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, No. 162-C (June 1996), ("FAS 125") issued in June 1996 by the Financial Accounting Standards Board, an organization which develops accounting standards, including industry standards for U.S. corporations. FAS 125 establishes a standard that differentiates, for accounting purposes, transfers of financial assets that should be considered sales from transfers that should be considered secured borrowings. The formation of WRC is intended to satisfy one of the requirements for sale treatment under FAS 125: the requirement that the transferred assets be isolated from the Company and its creditors, even in bankruptcy or receivership of the Company. The Existing Agreement contemplates that a restructured sales arrangement involving WRC will be in place by February 1, 1997, at which date the Existing Agreement will terminate, unless extended by agreement of the parties. The parties are discussing an extension to March 31, 1997.

        4. As explained in more detail below, the restructured sales arrangements are intended to accomplish the sales in a manner substantially similar to those under the Existing Agreement; the addition of WRC to these sales arrangements serves merely as a vehicle to comply with FAS 125. Compared to costs of the program under the Existing Agreement, when viewed on an overall basis, the restructured sales arrangements add only relatively minor costs of the formation and maintenance of WRC as a separate entity.

        5. The restructured accounts receivable sales arrangements will consist of two agreements which will replace the Existing Agreement. Under the first agreement (the "Company Agreement"), the Company will sell or transfer as equity contributions from time to time all of its Receivables and Related Assets to WRC. The purchase price for any Receivables and the Related Assets so sold will take into account historical loss statistics on the Company's receivables pool. Under the second agreement (the "WRC Agreement"), WRC will sell Undivided Interests in the Receivables to the Purchaser from time to time. Such Undivided Interests may be funded and repaid on a revolving basis. The purchase price for an Undivided Interest will be calculated according to a formula. Such formula will include reserves based on (among other things) a multiple of historical losses, a multiple of historical dilution (such as, e.g., adjustments due to billing errors), customer concentrations that exceed specified levels and carrying costs and other costs associated with the agreements.

        6. WMECO anticipates that the availability of Receivables and Related Assets will vary from time to time in accordance with electric energy use by its customers. As a result of this and other factors important to the overall structure of the program, the funds WRC has available to make a purchase at any time{2} may not match the cost of Receivables and Related Assets available. The proposed program includes certain mechanisms to accommodate this mismatch. When the amount of Receivables and Related Assets originated by WMECO exceeds the amount of cash WRC has available, either WRC will make the purchase and owe the balance of the purchase price to WMECO on a deferred basis (the unpaid portion will accrue interest or the purchase price will involve a discount to reflect the deferral), or WMECO will make a capital contribution to WRC in the form of the Receivables and Related Assets for which WRC lacks purchase price funds at that time. Conversely, if WRC develops a substantial cash balance (due to collections of previously transferred Receivables exceeding the balance of newly created Receivables available for purchase), WRC will likely dividend the excess cash to WMECO.

        7. Under the WRC Agreement, purchases may be funded by the Purchaser's issuance of commercial paper or drawing under its bank facilities. Initially, the aggregate purchase price paid by the Purchaser for Undivided Interests is not intended to exceed $50,000,000. The minimum purchase price for an Undivided Interest which may be sold in a single transaction will be $1,000,000.

        8. The Agent will have the right to appoint a servicer on behalf of the Purchaser and WRC, to administer and collect receivables and to notify the obligors of the sale of their receivables, at the Agent's option. WMECO will be appointed as the initial servicer, and only under certain adverse conditions can the Agent appoint a successor servicer. Therefore, WMECO's customers are not expected to experience any change in current servicing and collection procedures.

        9. Certain obligations under the Company Agreement create limited recourse against the Company. Such recourse claims include liability for (i) failure to transfer to WRC a first priority ownership interest in the Receivables and Related Assets, (ii) the Company's breach of its representations, warranties and covenants, and (iii) certain indemnity obligations. In order to secure these obligations, the Company has granted to the Agent a lien on, and security interest in, any rights which the Company may have in respect of Receivables and Related Assets. The WRC Agreement creates comparable recourse obligations against WRC, and WRC grants a security interest in the Receivables, the Related Assets and certain other rights and remedies (including its rights and remedies under the Company Agreement) to secure such recourse obligations.

        10. The Company and WRC will be obligated to reimburse the Purchaser and the Agent for various costs and expenses associated with the Company Agreement and the WRC Agreement. WRC will also be required to pay to the Agent certain fees for services in connection with such agreements. WMECO as collection agent will receive fees from the Purchaser. However, WMECO does not anticipate paying any fees to WRC. See Exhibit D. While WRC may realize a profit on these transactions, such profit will inure to the benefit of WMECO since WMECO will wholly own WRC.

        11. The arrangements under the Company Agreement and the WRC Agreement are scheduled to terminate on September 4, 2001. WRC may, upon at least five business days' notice to the Agent, terminate in whole or reduce in part the unused portion of the purchase limit in accordance with the terms and conditions of the WRC Agreement. The WRC Agreement allows the Purchaser to assign all of its rights and obligations under the WRC Agreement (including its Undivided Interests and the obligation to fund Undivided Interests) to other persons, including the providers of its bank facilities. However, any such assignment will not change the nature of the obligations of WMECO or WRC under the Company Agreement and the WRC Agreement. All references herein to the Purchaser include reference to its assignees.

        12. WMECO intends that the above-described transactions will permit it to accelerate its receipt of cash collections from accounts receivable and thereby meet its short term cash needs. WMECO believes that the planned purchase and sale transactions will provide it with needed financial flexibility. This purchase and sale program is intended to be one of several financing tools WMECO is pursuing in connection with its overall strategy to meet its anticipated financing needs, including its capital and liquidity requirements. See,e.g., Petition of WMECO for Approval of the Issuance and Sale of First Mortgage Bonds and Preferred Stock, D.P.U. 96-96.

        13. WMECO believes that, based on indicative pricing, funding under the proposed transactions will be more advantageous than other sources of funds available to WMECO.

        14. In Boston Edison Company, D.P.U. 93-37 (1993), the Department articulated three factors which it would consider prior to approving a utility's proposed investment in a subsidiary under Chapter 164, <section> 17A:
"(1) the nexus between the proposed subsidiary and the company's core business;
(2) the company's proposed investment and its total investment in subsidiaries as a percentage of the company's total equity; and (3) the methods employed in the company's accounting system to protect the utility's ratepayers from cross-subsidization of a proposed subsidiary by the utility." Due to the limited purpose for which WRC is being created and the insignificant amount of WMECO's proposed investment in WRC, both as described in Section II hereof, the Company believes that its proposed investment meets these standards and is consistent with the public interest.{3}

        15. WRC's activities do not qualify it as an electric company thereby subject to the Department's regulation. However, under Mass. Gen. Laws ch. 164, <section><section> 76A and 85, the Department has the authority to monitor the relationship between WRC and WMECO by requiring periodic reports and examining WRC's records with respect to its relations to WMECO. If so ordered, WMECO will allow the Department to examine at all reasonable times, all books, records, contracts, documents, papers and memoranda of WRC as if WRC were subject to Mass. Gen. Laws ch. 164, <section>80. In addition, while WMECO and WRC have and must continue to have separate legal identities, WMECO proposes that the Department treat it on a consolidated basis with WRC for ratemaking purposes including the purpose of determining the loss allowance for uncollected receivables.

        16. Since these arrangements will not result in a rate increase, affect WMECO's recovery of stranded costs or cause a change in collection procedures for customers, the Company does not anticipate any negative impact on ratepayers. However, the Company believes that the arrangements will provide it with an important option for meeting its short term cash needs at favorable rates over the term of the arrangements. Therefore, the Company believes that the creation of WRC in order to implement the proposed purchase and sale program meets the standard articulated by the Department in Boston Edison that an investment proposal will be "consistent with the public interest if, upon consideration of all its significant aspects viewed as a whole, the public interest is at least as well served by approval of the proposal as by its denial."

        17. WMECO respectfully requests that the Department concur with its determination that the sales of Receivables and Related Assets under the Company Agreement and the WRC Agreement fall outside the Department's jurisdiction. The Company believes that such sales do not involve the issue of a security or the sale of a utility asset or the payment of any compensation by WMECO to WRC. The sale of interests in accounts receivable merely accelerates the receipt of anticipated collections through the conversion of accounts receivable to cash, and such sales will not affect the operation of the Company or the performance of its duty to the public. If the Department does not concur with the Company's determination that the sale of Receivables and Related Assets is not subject to prior approval by the Department, the Company requests the Department's approval for such transactions.

        18. The transactions proposed hereunder are subject to the approval and/or disclaimer of the Securities and Exchange Commission (the "SEC") under the Public Utility Holding Company Act of 1935, as amended. The SEC's approval of WMECO's proposed transactions is subject to WMECO's receipt of all necessary state regulatory approvals, including the approval and/or disclaimer of the Department. WMECO is desirous of obtaining all necessary approvals as soon as possible; accordingly, final approval of this Petition by the Department is therefore respectfully requested on or before February 28, 1997.

        19. Exhibits F (WMECO) and G (Northeast Utilities), which will be filed by amendment, will include a balance sheet, income statement, statement of retained earnings, capital structure and explanation of pro forma adjustments which reflect the proposed transactions.

III.    Additional Information

        The following additional information is supplied as part of this
Petition:

        A. The exact legal name of the petitioner and its principal place of business:
               Western Massachusetts Electric Company
               174 Brush Hill Road
               West Springfield, Massachusetts 01089

        B. The name, title, address, and telephone number of the attorneys and others to whom correspondence or communications in regard to this Petition are to be addressed:

David R. McHale                           Stephen H. Klionsky, Esq.
Assistant Treasurer-Finance               Western Massachusetts Electric Company
Northeast Utilities Service Company       260 Franklin Street
P.O. Box 270                              Boston, MA 02110-3179
Hartford, Connecticut 06141-0270          Telephone: (617) 345-4778
Telephone:  (860) 665-5601                Fax:       (617) 345-4780
Fax:        (860) 665-5457

Thomas R. Wildman, Esq.
Day, Berry & Howard
CityPlace
Hartford, Connecticut 06103-3499
Telephone:  (860) 275-0114
Fax:        (860) 275-0343

IV.    Exhibits

       WMECO is filing herewith (or, as indicated, will file by amendment) the exhibits listed in Appendix 1 hereto. This Petition and Appendix 1 set forth all information and exhibits required to be filed by WMECO and which WMECO deems necessary or desirable to support the granting of this Petition. WMECO, however, hereby reserves the right to file such additional testimony and exhibits as it may consider to be necessary or desirable.

V.     Requests for Approval

       WHEREFORE WMECO respectfully requests that the Department determine pursuant to Section 17A of Chapter 164 of the General Laws of Massachusetts:

       A. That (i) the formation of WRC by WMECO, (ii) the making, directly or indirectly, by WMECO of initial and future equity contributions in WRC, (iii) the acquisition by WMECO of shares of the capital stock of WRC, and (iv) other actions incident to or reasonably necessary for the consummation of the foregoing are reasonably necessary for the purposes of enabling WMECO to meet its short term cash needs through its participation in a proposed accounts receivable purchase and sale program.

       B. That WMECO may (i) cause the formation of WRC, (ii) make, directly or indirectly, initial and future equity contributions in WRC, (iii) acquire shares of the capital stock of WRC, (iv) enter into the Company Agreement with WRC, and (v) take or cause to be taken such other actions incident to or reasonably necessary for the consummation of the foregoing.

       C. That consummation of the proposed transactions is consistent with the public interest, and directly benefits ratepayers by assisting the Company to meet its short term cash needs.

       D. That the sales of Receivables and Related Assets under the Company Agreement and the WRC Agreement will be exempt from regulation by the Department and that the Department disclaims jurisdiction over such transactions, or, in the alternative, that these transactions are reasonably necessary to enable WMECO to meet its short term cash needs through an accounts receivable program which complies with the sales treatment requirements of FAS 125 and that WMECO may take or cause to be taken any such actions reasonably necessary to consummate the foregoing.

       E. That the Department will make such other orders with respect to the proposed transactions as it shall deem proper, including, as indicated in paragraph 15 above, an order to treat WRC and WMECO on a consolidated basis for WMECO's ratemaking purposes.

Dated this 9th day of January 1997.

                                    Respectfully submitted,

                                    WESTERN MASSACHUSETTS ELECTRIC COMPANY



                                    By:/s/David R. McHale
                                        David R. McHale
                                        Assistant Treasurer - Finance


               **FOOTNOTES**

                    {1} As an indication of the potential to accelerate its receipt of funds under the proposed program, WMECO notes that its net accounts receivable comprise approximately 3.6% of its balance sheet as of September 30, 1996.

                    {2} The only funds available to WRC are those resulting from its participation in the program and WMECO's capital contributions to it. WRC will have no source of funds or obligations outside of the receivables purchase and sale program.

                    {3} In response to the Department's guidance in Boston Edison, WMECO's total investment in subsidiaries is provided in Exhibit E.

                                       APPENDIX 1

                                    LIST OF EXHIBITS


A. Draft of the Certificate of Incorporation of WRC. (To be filed by amendment.)

B.   Draft of the Bylaws of WRC.  (To be filed by amendment.)

C.   WMECO's authorizing resolution for the creation of WRC.

D.   Schedule of Fees, Commissions and Expenses.

E.   WMECO's Investment in Subsidiaries.

F.   Western Massachusetts Electric Company.  (To be filed by amendment.)

     F.1   Balance Sheet, per books and pro forma.

     F.2   Income Statement, per books and pro forma.

     F.3 Statement of Retained Earnings, per books and pro forma, and Statement of Capital Structure per books and pro forma.

     F.4   Explanation of Pro Forma Adjustments.

G.   Northeast Utilities and Subsidiaries.  (To be filed by amendment.)

     G.1   Consolidated Balance Sheet, per books and pro forma.

     G.2   Consolidated Income Statement, per books and pro forma.

     G.3 Consolidated Statement of Retained Earnings, per books and pro forma, and Consolidated Statement of Capital Structure, per books and pro forma.

     G.4   Explanation of Pro Forma Adjustments.

                                                       Exhibit D to Exhibit D.1

                        SCHEDULE OF FEES, COMMISSIONS AND EXPENSES



                      WMECO

Securities and Exchange Commission Filing Fee                $2,000

Restructuring Fee                                            50,000

Legal Fees
           Counsel to the Purchaser and Agent                65,000
           Counsel to the Applicants                         50,000

Rating Agency Fees                                           15,000

Northeast Utilities Service Company                          53,000
(Financial, Accounting, Legal and Other Fees and Services)

Total Estimate of Fees, Commissions and Expenses           $235,000

                   NEWCO

Independent Director Fees                                   $10,000

Total Estimate of Fees, Commissions and Expenses            $10,000

                                                       Exhibit E to Exhibit D.1

                      WMECO'S INVESTMENT IN SUBSIDIARIES
                            at September 30, 1996



Connecticut Yankee Atomic Power Company              $  9,964
Maine Yankee Atomic Power Company                       2,201
Vermont Yankee Nuclear Power Corporation                1,362
Yankee Atomic Electric Company                          1,788

                                                      $15,315